UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 21, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Changes to segment reporting

Sasol Limited
(Incorporated in the Republic of South Africa)

Company registration number: 1979/003231/06

JSE
Sasol Ordinary shares:
Share code: SOL
ISIN: ZAE000006896

NYSE
Sasol Ordinary shares:
Share code: SSL

ISIN: US8038663006

Sasol BEE Ordinary shares
Share code: SOLBE1

ISIN: ZAE000151817

("Sasol" or "the Company")

Changes to segment reporting

Dear stakeholder,

One of the cornerstones of Sasol's past successes stemmed from our diverse businesses and activities being organised along
an integrated value chain. While our value chain remains integrated, over the past decade we established and drove independent
businesses within Sasol founded on a product-based operating model. Over time, organising our businesses in this manner resulted
in increased complexity, leading to slower decision-making, higher costs and greater time required for internal alignment and co-
ordination. To bring greater focus and increased simplicity to how Sasol is structured and managed, we have streamlined our corporate
structures and reorganised our businesses from a product-based operating model to one based on our value chain.

Our new operating model, and a simplified and consolidated legal structure, came into effect on 1 July 2014. The new operating model
aligns the components of Sasol - operating business units, regional operating hubs, strategic business units, and group functions
- according to a single value chain, focused on the production of liquid fuels, high-value chemicals and low-carbon electricity, as
outlined below:

- The Operating Business Units comprise our mining and upstream oil and gas
  activities, focusing mainly on securing feedstock supply;
- The Regional Operating Hubs include our operations in Southern Africa, United
  States and Eurasia, focusing on sustaining
  asset management and performance while delivering to plan and optimising the total cost of production;
- The Strategic Business Units focus on our commercial and enhanced customer interfaces within the energy and chemicals
  arenas, and on optimising business performance through marketing and sales excellence; and
- Our group functions deliver fit-for-purpose business support services and solutions.

To reflect our new operating model, our financial reporting has been updated and new reportable segments will accordingly be restated and presented in the group financial statements for 2015. To keep our stakeholders informed, and to assist investors during our transition, this document provides information on the restated segment disclosures for the financial years ended 30 June 2014 and 2013, and for the six months ended 31 December 2013. Additional supplementary information, which includes a segment overview document, is available on our website at www.sasol.com. This information is preliminary and has not been audited or reviewed by Sasol's auditors.

Paul Victor
Acting Chief Financial Officer
21 November 2014
Johannesburg

1. Overview of new operating model
    Our previous operating model added both cost and complexity to the organisation. Complex structures, work processes, policies and procedures resulted in slower decision-making and reduced organisational effectiveness.

    Accordingly, we moved from our previous model that focused on product lines to a new integrated operating model which has been structured along our value chain.

    Our new group structure is presented below:

Operating Business Units	Regional Operating Hubs		Strategic Business Units	
	Southern Africa Operations	International Operations	Energy Business	Chemicals Business
Mining	Secunda Synfuels	United States Operations	Southern Africa Energy	Base Chemicals
Exploration and Production International	Secunda Chemicals	Eurasian Operations	International Energy	Performance Chemicals
	Sasolburg			
	Natref			
	Satellite Operations			
		Group Functions		

2. Overview of segmental reporting changes
    In terms of International Financial Reporting Standard (IFRS) 8, Operating Segments, segmental reporting should reflect how the business is managed and how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The seven reportable segments have been defined as follows:

    Operating Business Units (OBUs)
    1. Mining – comprises our mining activities in South Africa. We mine approximately 40 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utility consumption at our complexes in Secunda and Sasolburg, in South Africa. We also export approximately 2,9 Mt of coal annually.

    2. Exploration and Production International – manages our oil and natural gas exploration and production interests in West and Southern Africa, Canada and Australia. We pursue opportunities for the exploration, appraisal, development and production of hydrocarbon resources to supply feedstock to existing or potential future Sasol downstream plants and external customers.

Strategic Business Units (SBUs)
3.   Southern Africa Energy - comprises the sales and marketing of liquid fuels, natural gas and electricity. We market approximately 9 billion litres of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, and external product purchases. We procure crude oil, refined through Sasol's interest in the Natref refinery and market more than 450 million standard cubic feet per day (mmscf/d) of natural and methane-rich gas. We also generate electricity which is then sold into the grid or consumed by our operations.

4.   International Energy - develops, implements, and manages our international business ventures based on Sasol's proprietary gas-to-liquids (GTL) technology. Our focus is on securing opportunities to advance Sasol's GTL strategy. Sasol's investments in existing and future GTL ventures, including ORYX GTL in Qatar and Escravos GTL (EGTL) in Nigeria are components of this reportable segment.

5.   Base Chemicals - comprises the sales and marketing of ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor alkali chemicals, mining reagents, solvents (ketones and alcohols) and acrylates to domestic and international customers. Our chemical products are produced in various regional operating hubs depending on the geographical location. We also have joint venture monomer and polymer interests in Malaysia and marketing facilities in China. We also market other products such as fertilisers and mining explosive products.

6.   Performance Chemicals - comprises the sales and marketing of surfactants, linear alkylbenzene, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, co-monomers, ethylene and other organic intermediates to customers worldwide as well as specialty aluminas, silica aluminas and hydrotalcites. We also market other products such as waxes and phenolics. Our chemical products are produced in various regional operating hubs depending on the geographical location.

Group Functions
7.   Comprises our technology research and development activities, as well as our central treasury and financing activities.

Segmental reporting of the new operating model
The key changes from the previous reportable segments to the new reportable segments are depicted below:

PREVIOUS SEGMENTAL REPORTING		NEW SEGMENTAL REPORTING	
Previous reporting clusters	Previous reporting segments		New reporting segments
SA Energy	Mining	Operating BUs	Mining
	Gas		Exploration and Production
	Synfuels		International
	Oil		
	Other		
International Energy	Synfuels International	Strategic BUs	Southern Africa Energy
	Petroleum International		International Energy
			Base Chemicals
Chemicals	Polymers		Performance Chemicals
	Solvents		
	O&S		
	Other Chemical		
	Businesses		
Other	Other	Other	Group Functions

Going forward, we will no longer apply the clustering approach. Accordingly, we will report on reportable segments only.

Regional Operating Hubs (ROHs)
The ROHs, which include our operations in Southern Africa, North America and Eurasia, houses our current and future operating capacity, and enable the functioning of these operations as integrated manufacturing sites with consolidated functional support. They operate assets on behalf of the SBUs and are accountable for delivering against agreed safety, cost, volume and specifications targets set by the SBUs, within the context of a group-wide plan. They are responsible for ensuring plant efficiency and optimising the total cost of production.

In terms of IFRS 8, the ROHs do not meet the quantitative criteria for disclosure as separate reportable segments, since the profit and loss accountability resides in the SBUs. The ROHs, where the responsibility for optimally operating the Sasol plants resides, will be measured by key performance indicators only.

The costs in the ROHs are passed through the value chain to the SBUs. Fixed assets, including assets under construction and liabilities (including rehabilitation provisions) which are separately identifiable, and directly linked to a SBU, are allocated to specific SBUs. Other common assets and liabilities (which cannot be directly linked to a SBU) are split across the SBUs based on product costing principles.

3. Accounting policies
    The accounting policies of the group are not impacted by the change to the new operating model or the change in reportable segments. The group's latest accounting policies can be found in the Consolidated Annual Financial Statements for the year ended 30 June 2014 on www.sasol.com.

4. Geographical segments
    The group operates predominantly in the following geographic areas and in evaluating our reportable segments, we have redefined our geographic segments as follows:

    - South Africa
    - Rest of Africa
      - Mozambique
      - Other areas in Africa
    - Europe
      - Germany
      - Rest of Europe
    - Americas
      - United States
      - Canada
      - Rest of Americas
    - Asia, Australasia and Middle East

    In future, our geographical segments will be based on the categories presented above.

5. Simplified and consolidated legal structure
    To realise greater efficiencies along our integrated value chain, we have simplified and consolidated our legal structures to reduce statutory compliance for the separate financial statements, work processes and related costs. The new legal structure also enables us to operate the company as one integrated business, by producing and selling what maximises value for the whole Sasol group.

    The information presented in the Sasol Limited group's primary financial statements are based on the legal structure which complies with IFRS, JSE and SEC regulations as well as the Companies Act of South Africa. Our segmental reporting however reflects how the business is managed and may therefore not correlate directly to our legal structure.

6.   Supplementary information on the Sasol website
      For a more detailed understanding of the new operating model, we refer you to our non-statutory submissions contained on
      our website at www.sasol.com. These submissions include the following:

      - Segment overview document - This document provides further context for the changes to the new operating model and a
        summary of the integration and interface principles which we applied.

      - Business performance metrics - This document contains key metrics, volumes and statistics for the OBUs, ROHs and SBUs.
        This document replaces the business unit pages in the Analyst Book.

      - Summarised earnings model - Simplified earnings and asset valuation model which will assist analysts and investors in
        understanding the new operating model. This model is based on historical information only and contains no forward looking
        references or information.

7.   Investor Relations contacts
      For assistance in understanding or questions related to our new operating model, please contact us as follows:
      Web: investor.relations@sasol.com
      Tel: +27 11 441 3113
      Sponsor: Deutsche Securities (SA) Proprietary Limited

8.   Restated financial reporting data under the new operating model
      Our unaudited restated financial reporting segment data is presented below for the years ended 30 June 2014 and 30 June
      2013, and the half year ended 31 December 2013.

      The restatement of the financial reporting segment data did not have an impact on the primary financial statements of the
      Sasol Limited group. The elements of the primary financial statements include the statement of financial position, income
      statement, statement of changes in equity, statement of cash flows and statement of comprehensive income.

      As we continue to implement our new operating model, there may be further refinement to the data presented, however, we
      do not expect material changes to be made.

Group Segment Reporting
Segment analysis
for the year ended 30 June 2014

	Operating Business Units		Strategic Business Units				Other	
	Mining	Exploration and Production International	Southern Africa Energy	International Energy	Base Chemicals	Performance Chemicals	Group Functions	Total Operations
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Turnover								
external	2 154	2 990	84 611	21	42 262	70 592	53	202 683
intersegment	11 980	2 218	1 420	-	2 778	2 982	-	21 378
Total turnover	14 134	5 208	86 031	21	45 040	73 574	53	224 061
Operating profit/(loss) before remeasurement items and translation gains/(losses)	2 463	(378)	28 692	(761)	7 802	12 074	(1 387)	48 505
Translation gains/(losses)	(3)	(130)	(200)	21	255	27	828	798
Operating profit/(loss) before remeasurement items	2 460	(508)	28 492	(740)	8 057	12 101	(559)	49 303
Share of profits of equity accounted joint ventures, net of tax before remeasurement items	-	-	14	3 709	100	-	-	3 823
Share of profits/(losses) of associates, net of tax	-	-	8	-	350	1	(25)	334
Profit/(loss) from operations, joint ventures and associates before remeasurement items	2 460	(508)	28 514	2 969	8 507	12 102	(584)	53 460
Remeasurement items	(7)	(5 472)	228	(288)	(1 765)	(254)	(84)	(7 642)
Profit/(loss) from operations, joint ventures and associates, after remeasurement items	2 453	(5 980)	28 742	2 681	6 742	11 848	(668)	45 818
Depreciation of property, plant and equipment	1 211	2 654	3 153	21	3 281	2 497	382	13 199
Amortisation of intangibles	-	23	26	1	26	91	150	317
EBITDA	3 664	(3 303)	31 921	2 703	10 049	14 436	(136)	59 334
Statement of financial position								
Property, plant and equipment	10 578	10 496	28 492	886	33 466	25 124	2 407	111 449
Assets under construction	6 380	7 888	9 320	1 709	8 945	16 088	990	51 320
Other intangible assets	9	64	121	2	309	882	495	1 882
Other non-current assets* #	527	-	775	7 365	2 938	1 685	1 322	14 612
Current assets*	1 726	2 869	18 996	897	13 393	27 497	31 443	96 821
Total external assets	19 220	21 317	57 704	10 859	59 051	71 276	36 657	276 084
Non-current liabilities*	4 360	3 287	6 562	213	3 848	8 287	21 698	48 255
Current liabilities*	2 402	1 486	11 473	2 137	4 008	8 722	7 669	37 897
Total external liabilities	6 762	4 773	18 035	2 350	7 856	17 009	29 367	86 152
* Excludes tax and deferred tax.								
# Excludes post-retirement benefit assets.								
Cash flow information								
Cash flow from operations	3 921	2 659	31 839	(572)	13 021	14 933	1 791	67 592
Capital expenditure (additions to non-current assets)	5 837	4 564	7 189	1 757	7 940	10 358	1 134	38 779
Capital commitments								
Property, plant and equipment (subsidiaries and joint operations)	7 532	6 639	10 607	8 234	10 271	15 272	503	59 058
Property, plant and equipment (equity accounted joint ventures)	-	-	14	733	17	-	-	764
Number of employees^	8 435	527	5 058	161	6 220	6 112	6 887	33 400
^ Includes permanent and non-permanent employees.								

Group Segment Reporting
Segment analysis
for the year ended 30 June 2013

		Operating Business Units			Strategic Business Units			Other	
			Exploration and Production International	Southern Africa Energy	International Energy	Base Chemicals	Performance Chemicals	Group Functions	Total Operations
		Mining							
		Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Turnover									
external		1 833	2 177	71 266	76	41 174	53 352	13	169 891
intersegment		10 491	1 457	610	–	2 463	2 063	–	17 084
Total turnover		12 324	3 634	71 876	76	43 637	55 415	13	186 975
Operating profit/(loss) before remeasurement items and translation									
gains/(losses)		2 216	(1 192)	25 805	(1 255)	4 284	8 589	389	38 836
Translation gains/(losses)		5	(266)	(187)	35	964	159	2 182	2 892
Operating profit/(loss) before remeasurement items		2 221	(1 458)	25 618	(1 220)	5 248	8 748	2 571	41 728
Share of profits of equity accounted joint ventures, net of tax before									
remeasurement items		–	–	117	2 577	2 285	42	–	5 021
Share of profits/(losses) of associates, net of tax		–	–	3	–	517	–	(16)	504(
Profit/(loss) from operations, joint ventures and associates before									
remeasurement items		2 221	(1 458)	25 738	1 357	8 050	8 790	2 555	47 253
Remeasurement items		(7)	(428)	(122)	–	(3 904)	(1 835)	(112)	(6 408)
Profit/(loss) from operations, joint ventures and associates, after									
remeasurement items		2 214	(1 886)	25 616	1 357	4 146	6 955	2 443	40 845
Depreciation of property, plant and equipment		999	2 511	2 584	18	2 776	1 689	335	10 912
Amortisation of intangibles		–	12	26	–	26	41	104	209
EBITDA		3 213	637	28 226	1 375	6 948	8 685	2 882	51 966
Statement of financial position									
Property, plant and equipment		8 816	11 642	26 692	405	33 786	17 443	2 205	100 989
Assets under construction		3 315	9 114	6 804	316	7 686	11 586	1 044	39 865
Other intangible assets		7	59	59	–	136	674	483	1 418
Other non-current assets* #		484	1	785	8 429	3 248	1 375	784	15 106
Current assets*		1 400	4 191	17 666	1 619	18 032	18 551	24 423	85 882
Total external assets		14 022	25 007	52 006	10 769	62 888	49 629	28 939	243 260
Non-current liabilities*		1 863	2 802	6 695	264	3 954	7 109	20 019	42 706
Current liabilities*		1 902	1 580	9 138	2 007	4 601	8 663	5 701	33 592
Total external liabilities		3 765	4 382	15 833	2 271	8 555	15 772	25 720	76 298
* Excludes tax and deferred tax.									
# Excludes post-retirement benefit assets.									
Cash flow information									
Cash flow from operations		3 386	1 742	27 445	(700)	8 263	10 444	4 604	55 184
Capital expenditure (additions to non-current assets)		3 482	4 064	7 513	446	6 156	7 885	868	30 414
Capital commitments									
Property, plant and equipment (subsidiaries and joint operations)		9 751	5 353	14 129	6 494	12 279	17 322	733	66 061
Property, plant and equipment (equity accounted joint ventures)		–	–	18	532	67	–	–	617
Number of employees^		8 140	487	5 075	179	6 727	5 918	7 220	33 746

^ Includes permanent and non-permanent employees.

Group Segment Reporting
Segment analysis
for the six months ended 31 December 2013

	Operating Business Units			Strategic Business Units			Other	
	Mining	Exploration and Production International	Southern Africa Energy	International Energy	Base Chemicals	Performance Chemicals	Group Functions	Total Operations
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Turnover								
external	1 103	1 482	41 412	20	21 017	33 234	-	98 268
intersegment	5 875	926	724	-	1 337	1 497	-	10 359
Total turnover	6 978	2 408	42 136	20	22 354	34 731	-	108 627
Operating profit/(loss) before remeasurement items and translation gains/(losses)	1 344	(551)	14 627	(499)	4 207	4 597	331	24 056
Translation gains/(losses)	2	(108)	(119)	33	244	91	912	1 055
Operating profit/(loss) before remeasurement items	1 346	(659)	14 508	(466)	4 451	4 688	1 243	25 111
Share of profits of equity accounted joint ventures, net of tax before remeasurement items	-	-	3	1 898	96	-	-	1 997
Share of profits/(losses) of associates, net of tax	-	-	2	-	164	1	(11)	156
Profit/(loss) from operations, joint ventures and associates before remeasurement items	1 346	(659)	14 513	1 432	4 711	4 689	1 232	27 264
Remeasurement items	5	(5 478)	429	-	(604)	(75)	(7)	(5 730)
Profit/(loss) from operations, joint ventures and associates, after remeasurement items	1 351	(6 137)	14 942	1 432	4 107	4 614	1 225	21 534
Depreciation of property, plant and equipment	561	1 628	1 498	10	1 544	1 120	173	6 534
Amortisation of intangibles	-	10	14	-	12	44	69	149
EBITDA	1 912	(4 499)	16 454	1 442	5 663	5 778	1 467	28 217
Statement of financial position								
Property, plant and equipment	9 380	10 412	27 236	890	32 540	21 734	2 132	104 324
Assets under construction	4 831	6 826	8 816	1 103	8 268	15 949	944	46 737
Other intangible assets	7	66	95	3	83	816	481	1 551
Other non-current assets* #	495	-	794	8 240	2 802	1 489	1 115	14 935
Current assets*	1 306	2 843	19 509	1 908	15 240	21 780	23 408	85 994
Total external assets	16 019	20 147	56 450	12 144	58 933	61 768	28 080	253 541
Non-current liabilities*	2 121	2 825	6 703	133	3 446	7 647	20 736	43 611
Current liabilities*	1 685	1 564	10 602	2 351	4 617	7 725	4 135	32 679
Total external liabilities	3 806	4 389	17 305	2 484	8 063	15 372	24 871	76 290
* Excludes tax and deferred tax.								
# Excludes post-retirement benefit assets.								
Cash flow information								
Capital expenditure (additions to non-current assets)	2 345	2 925	4 089	1 162	4 051	5 115	209	19 896
Capital commitments								
Property, plant and equipment (subsidiaries and joint operations)	9 178	6 265	10 734	8 056	9 144	15 755	665	59 797
Property, plant and equipment (equity accounted joint ventures)	-	-	19	876	58	-	-	953
Number of employees^	8 279	483	5 008	160	6 478	6 157	7 196	33 761

^ Includes permanent and non-permanent employees.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services Proprietary Limited, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Directors (non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Ms IN Mkhize*, Mr ZM Mkhize*,
Mr MJN Njeke*, Mr B Nqwababa*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)^, Mr S Westwell (British)*
(executive): Mr DE Constable (President and Chief Executive Officer) (Canadian), Mr P Victor (Acting Chief Financial Officer),
Ms VN Fakude
*Independent ^Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8

JSE
Sasol Ordinary shares:
Share code: SOL
ISIN: ZAE000006896
NYSE
Sasol Ordinary shares:
Share code: SSL
ISIN: US8038663006
Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817
American depositary receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

21 November 2014
Johannesburg

JSE sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 21, 2014

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary